[PVPL Letterhead]
VIA EDGAR AND FACSIMILE
February 27, 2007
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Professional Veterinary Products, Ltd. Registration Statement on Form S-1, as amended Registration Number 333-138982
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Professional Veterinary Products, Ltd. (the “Company”) requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to Wednesday, February 28, 2007, at 1:30 p.m. (EST), or as soon thereafter as practicable.
     In connection with our request for acceleration of the effective date, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the pending registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the pending registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact either Rick Putnam at (402) 636-8285 or Amber Neubert at (402) 636-8248 of Baird Holm LLP if you have any questions.

PROFESSIONAL VETERINARY PRODUCTS, LTD.
By:	/s/ Dr. Lionel L. Reilly
Lionel L. Reilly, D.V.M.
President and Chief Executive Officer